JOHN F. STUART

KENNETH E. MOORE

OF COUNSEL

BARNET REITNER

ASSOCIATES

JOHN K. LANDAY

ANN COLVILLE MURPHY

October 11, 2007

VIA FAX 202-772-9208

Gregory Dundas, Esq.

Counsel

Mail Stop 4561

Financial Services Group

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Belvedere SoCal
Registration Statement on Form S-4
Filed March 20, 2007
File No. 333-141453

Dear Mr. Dundas:

This letter is written in response to your comment letter dated October 11, 2007, concerning the above captioned filing.

As requested, this letter is keyed to your comment letter and provides a detailed response to your comment.

Unaudited Pro Forma Combined Condensed Balance Sheet, page 15

Note F – For the acquisition of First Heritage Bank, N.A., page 18

1.	We note your response to comment one and your revised Note N in response to comment two of our letter dated October 10, 2007. In light of your disclosure that the participation of loans back to First National Bank Holding Company and the reduction of the related funding will be occurring at the time of the closing of the First Heritage Bank, N.A. acquisition, please remove the loans and related funding amounts from your disclosure regarding the allocation of purchase price to assets acquired and liabilities assumed. Alternatively, tell us why you believe these should be included in your purchase price allocation disclosure.

We have revised the disclosure in Note F by removing the loans and related funding amounts from our disclosure regarding the allocation of purchase price to assets acquired and liabilities assumed. A marked to show change version of page 18 is enclosed.

Gregory Dundas, Esq.

United States Securities and Exchange Commission

October 11, 2007

****************************

Pursuant to our telephone conversation of today, we have not filed another pre-effective amendment in connection with this comment letter. Rather, the changes on page 18 will be picked up in our client’s 424(b) filing of the prospectus-proxy statement. We have filed by Edgar a request for effectiveness for tomorrow at 10:00 a.m. eastern time. We have also faxed a copy of the executed acceleration request to your attention.

We appreciate the Staff’s efforts throughout this filing.

Very truly yours,

/s/ John F. Stuart John F. Stuart of REITNER, STUART & MOORE john@reitnerandstuart.com

JFS:lw

encl.